Vershire Corporation

Suite 1203, Siu On Centre

188 Lockhart Road, Wanchai, Hong Kong

VIA EDGAR

December 15, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Larry Spirgel, Assistant Director
Celeste M. Murphy, Legal Branch Chief
Paul Fischer, Attorney-Advisor
Ivette Leon, Assistant Chief Accountant
Charles Eastman, Staff Accountant

Re:	Vershire Corporation
Registration Statement on Form S-1
Filed on September 30, 2014
File No. 333-199029
REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Sirs/Madams,

Pursuant to Rule 461 promulgated under the Securities Act of 1933, Vershire Corporation (the "Registrant") hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-199029), as amended (the "Registration Statement"), so that it may become effective at 4:00 p.m. Eastern Time on December 17, 2014, or as soon as practicable thereafter.

The Registrant hereby acknowledges that:

(i)	should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;
(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and
(iii)	the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent to us at info@vershirecorp.com and by fax to +1 (323) 843-1095.

Best Regards,

Vershire Corporation

/s/ Xi Ying Kou

___________________

Xi Ying Kou

President and

Chief Executive Officer

Cc Grenfell Capital Limited